UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

BUILDERS FIRSTSOURCE, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

12008R-10-7
(CUSIP Number)

JLL Building Holdings, LLC
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Paul S. Levy

With copies to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square, P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 13, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

NOTE:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Building Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON OO

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by JLL Building Holdings, LLC as of April 13, 2015.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons as of such date, the group may be deemed to beneficially own 49,207,850 shares, representing 50.1% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON PN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by JLL Building Holdings, LLC as of April 13, 2015.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons as of such date, the group may be deemed to beneficially own 49,207,850 shares, representing 50.1% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON PN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by JLL Building Holdings, LLC as of April 13, 2015.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons as of such date, the group may be deemed to beneficially own 49,207,850 shares, representing 50.1% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON OO

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by JLL Building Holdings, LLC as of April 13, 2015.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons as of such date, the group may be deemed to beneficially own 49,207,850 shares, representing 50.1% of all of the outstanding shares of Common Stock of the Company.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul S. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ⊠ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 24,344,584*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 24,344,584*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,344,584*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON IN

*  Represents the shares of Common Stock of the Company that may be deemed to be beneficially owned by JLL Building Holdings, LLC as of April 13, 2015.  Together with the shares of Common Stock of the Company that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons as of such date, the group may be deemed to beneficially own 49,207,850 shares, representing 50.1% of all of the outstanding shares of Common Stock of the Company.

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 2, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on March 14, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on September 1, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on October 23, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on January 22, 2010 (“Amendment No. 5”), and Amendment No. 6 thereto filed with the SEC on June 24, 2010 (“Amendment No. 6”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and this Amendment No. 7, are collectively referred to herein as the “Schedule 13D”).

Item 2.  Identity and Background

Item 2(a) is hereby amended and supplemented by adding the following at the end thereof:

This Amendment No. 7 is filed by JLL Building Holdings, LLC, a Delaware limited liability company (“JLL Holdings”); JLL Partners Fund V, L.P., a Delaware limited partnership (“JLL Fund V”) and the sole member of JLL Holdings; JLL Associates V, L.P., a Delaware limited partnership (“JLL Associates V”) and the general partner of JLL Fund V; JLL Associates G.P. V, L.L.C., a Delaware limited liability company (“JLL Associates G.P. ”) and the general partner of JLL Associates V; and Mr. Paul S. Levy, the sole member of JLL Associates G.P. (JLL Holdings, JLL Fund V, JLL Associates V, JLL Associates G.P., and Mr. Levy collectively being the “JLL Reporting Persons”).  Except as specifically amended by this Amendment No. 7, items in the Schedule 13D are unchanged.

The agreement among the JLL Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A.

Information in this Amendment No. 7 with respect to each of the JLL Reporting Persons is given solely by that particular JLL Reporting Person, and none of the Warburg Pincus Reporting Persons has any responsibility for the accuracy or completeness of information with respect to the JLL Reporting Persons.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

JLL Fund V will obtain the funds used to acquire any securities purchased by it or by one of its affiliates pursuant to the Equity Commitment Letter (as defined below), as described in Item 4, from capital contributions of its partners.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On April 13, 2015, the Company entered into a securities purchase agreement pursuant to which it will acquire all of the issued and outstanding equity interests of ProBuild Holdings LLC (“ProBuild”).  As a condition to a debt commitment that the Company has received in connection with its proposed acquisition of ProBuild, the Company is obligated to raise at least $100 million of net proceeds from the sale of its equity securities.  The JLL Reporting Persons understand that the Company intends to raise such proceeds from a public offering of shares of the Company’s Common Stock.  Pursuant to an equity commitment letter (the “Equity Commitment Letter”) among JLL Fund V, Warburg Pincus Fund IX, and the Company, dated April 13, 2015, that was required by the sellers of ProBuild, in the event that the Company is unable to raise such proceeds in a public offering of its equity securities, JLL Fund V has agreed to purchase $40 million of the Company’s Common Stock and Warburg Pincus Fund IX has agreed to purchase $60 million of the Company’s Common Stock, in each case, at a purchase price per share of the Company’s Common Stock equal to the lower of (i) the ten-day weighted average volume closing price of the Company’s Common Stock for the period ended March 26, 2015, and (ii) a discount of twenty percent (20%) from the ten-day weighted average volume closing price of the Company’s Common Stock for the period ending on the trading day immediately prior to the closing of the Company’s acquisition of ProBuild.  Pursuant to the requirements of the Nasdaq Stock Market, the Company has committed to seek approval from its stockholders for the possible issuance of Common Stock to JLL Fund V and Warburg Pincus Fund IX pursuant to the Equity Commitment Letter.

As of the date of this Amendment No. 7, except as set forth in this Schedule 13D, there are no current plans or proposals of the JLL Reporting Persons that relate to or would result in any of the actions identified in Item 4(a) through Item 4(j).

Item 5.  Interest in Securities of the Issuer1

Item 5(a) is hereby amended by changing the reference to the percentage of the outstanding shares of the Company’s Common Stock from “25.2%” to “24.8%.”

Item 5(c) is hereby amended by replacing it in its entirety with the following:

No transactions in the Company’s Common Stock were effected by any of the JLL Reporting Persons during the sixty days preceding the date of this Amendment No. 7.

___________________________
1
Calculation of beneficial ownership is based on 98,225,978 shares of the Company’s Common Stock outstanding as of February 27, 2015, reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 3, 2015.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information provided in Item 3 of this Amendment No. 6 is incorporated by reference to this Item 6.  JLL Fund V and Warburg Pincus Fund IX have agreed to vote in favor of the possible issuance of shares of the Company’s Common Stock to them pursuant to the Equity Commitment Letter.  A copy of the Equity Commitment Letter is attached hereto as Exhibit B and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of April 15, 2015.

Exhibit B	Equity Commitment Letter, dated April 13, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2015

JLL BUILDING HOLDINGS, LLC

By JLL Partners Fund V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2015

JLL PARTNERS FUND V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2015

JLL ASSOCIATES V, L.P.

By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2015

JLL ASSOCIATES G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2015

/s/ Paul S. Levy
Paul S. Levy